# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DENTSPLY SIRONA Inc., CIK 0000818479
CUSIP: 24906P109
Title of class of securities: COMMON
Address of issuer's principal executive offices: 13320 BALLANTYNE CORPORATE PLACE, CHARLOTTE, North Carolina (NC), 28277-3607
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-000988
Filed by CIK 0001473182

## Reporting persons
- Nuance Investments LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Kansas (KS); sole voting power 8,987,359; shared voting power 0; sole dispositive power 8,987,359; shared dispositive power 0; aggregate amount beneficially owned 8,987,359 (4.52% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: DENTSPLY SIRONA Inc.
Address of issuer's principal executive offices:
13320 BALLANTYNE CORPORATE PLACE
CHARLOTTE, NORTH CAROLINA
28277-3607

## Item 2. Person Filing
Name of person filing: Nuance Investments LLC
Address of principal business office or, if none, residence:
4900 Main Street
Suite 220
Kansas City, Missouri
64112
Citizenship: Nuance Investments LLC - KANSAS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 8,987,359
Percent of class: 4.52
Sole power to vote or to direct the vote: Nuance Investments LLC - 8,987,359
Shared power to vote or to direct the vote: Nuance Investments LLC - 0
Sole power to dispose or to direct the disposition: Nuance Investments LLC - 8,987,359
Shared power to dispose or to direct the disposition: Nuance Investments LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nuance Investments LLC: Rositsa Esenberg, Chief Compliance Officer (05/12/2025)